SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 005-59563


                           NOTIFICATION OF LATE FILING

|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
|_| Form N-SAR

         For Period Ended: December 31, 2003

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

     For the Transition Period Ended: _______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                      Emergent Group Inc.
Former name if applicable
Address of principal executive office        932 Grand Central Avenue
City, state and zip code                     Glendale, CA 91201

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before
|X| the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Additional time is necessary for the independent auditors to complete their procedures, which can not be accomplished without undue hardship and expense.

                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Steve Morse                   (516)                  497-1446
        (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         |X| Yes     |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         |X| Yes     | | No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 2002 the company was in the midst of an informal financial restructuring that was substantially completed by December 31, 2002. The Company reported a loss of $(1,758,439) for the year ended Dec 31, 2002. During 2003 the Company focused most its time and attention on improving operations, which resulted in improved operating performance in 2003. The company will report a net income of approximately $60,000 for 2003.

                               Emergent Group Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004                            By: /s/ William McKay
                                                        -------------------
                                                        William McKay,
                                                        Chief Financial Officer